Mail Stop 3561

September 16, 2005


John Chapple
President, Chief Executive Officer
  and Chairman of the Board
Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington  98033

RE:  	Nextel Partners, Inc.
      Response letter dated September 12, 2005
      Preliminary Revised Schedule 14A
      File No. 0-29633
	Filed August 25, 2005

Dear Mr. Chapple:

	We have reviewed your response letter dated September 12,
2005
and proposed revisions to the disclosure in your preliminary proxy statement. We have limited our review of your preliminary Schedule
14A to disclosure related to the exercise of the "put right" described in your certificate and related matters and have the following comments. Please revise your filing to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Question and Answers, page 1

1. We note your response to our prior comment two. Please disclose whether the information that you will make available in a Form 8-K or on your website will include the entire appraisal report and whether such reports will include detailed discussions of the valuation methods used by the appraisers.

The Put Right, page 41

Recommendation of the Special Committee, page 51

2. We note your response to our prior comment six and the revised disclosure on page 53; however, it is still not clear what role management`s estimates of your future performance played in the special committee`s conclusions about the recommendation to exercise the put right, what assumptions underlie these estimates and why this information would not be material to Class A shareholders in determining whether to exercise the put right.

In this regard, we note that you provided to Morgan Stanley estimates of your future performance in connection with its preliminary valuation. Furthermore, although you characterize the information you provided to Morgan Stanley as "outdated," on September 6, 2005, the special committee reaffirmed its recommendation for shareholders to vote for exercising the put right and, on September 7, 2005, Morgan Stanley reaffirmed its prior analysis that used these estimates. We also note that you have retained Morgan Stanley to provide the appraisal of fair market value if the put right is exercised and that you have disclosed on page 49 that Morgan Stanley believes that "the determination of fair market value would be dependent upon Nextel Partners management`s estimates of the future performance of the business." Moreover, your proposed disclosure on page 53 states that "the special committee believed that because [your] Certificate provided that, in determining fair market value, both the buyer and seller would be assumed to be in possession of all material facts concerning Nextel Partners and its business, the determination of fair market value should take into account Nextel Partners management`s estimates of the future performance of the business..." On the other hand, Class A shareholders will not have the benefit of knowing management`s estimates of Nextel Partners` future performance, the results of the appraisal process or the value they will receive for their shares at the time they vote to exercise the put right.

In your response letter, please provide your analysis of why these estimates and their underlying assumptions would not be material to
Class A shareholders in determining whether to exercise the put right. Also provide us with copies of the estimates, and tell us whether you will provide the estimates to the appraisers during the put process if the Class A holders vote to exercise the put right.


*	*	*	*
	As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

      You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359, or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-403-2221)
      Steven Rosenblum, Esq.
	Wachtell, Lipton, Rosen & Katz

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Mr. Chapple
Nextel Partners, Inc.
September 16, 2005
Page 2